Exhibit 99.2

 CENTRAL GOLDTRUST

Management’s Discussion & Analysis

December 31, 2009

Management’s Discussion and Analysis (MD&A)

The financial statements of Central GoldTrust (“GoldTrust”) are prepared and reported in United States dollars in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18 and with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5 to 11 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose trust with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008.  Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.  GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof.  GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the fiscal year ended December 31, 2009.

Results of Operations – Changes in Net Assets

Changes in net assets, as reported in U.S. dollars, from period to period, are primarily a result of any Unit offerings and the changing market price of gold.  The following table summarizes gold prices and the changes in net assets in U.S. dollars (figures in millions unless otherwise noted):

	Years ended December 31
	2009	2008	2007
Change in unrealized appreciation of holdings	$86.7	3.5	29.0
Net income inclusive of the change in unrealized appreciation of holdings for the period	$85.5	2.8	28.5
Net income per Unit inclusive of the change in unrealized appreciation of holdings	$9.04	0.75	7.30
Total net assets	$451.9	138.6	125.9

Change in net assets from prior year	$313.3	12.7	46.6

% change from prior year	226.1%	10.1%	58.7%

Gold price (U.S. $ per fine ounce)	$1,104.00	865.00	836.50

% change from prior year	27.6%	3.4%	31.6%

In fiscal 2009, net assets as reported in U.S. dollars increased by 226.1% or $313.3 million.  A large portion of this increase was attributable to the public offerings completed on January 14 and May 12, 2009 as described in Note 5 to the financial statements.  The Unit issues were completed at a premium to the net asset value per Unit at the time of pricing, such that there was no dilution of the interests of existing Unitholders.  Net proceeds from the two issues were approximately $227,864,793, of which $222,639,645 was used to purchase 246,236 fine ounces of gold bullion in physical bar form.  The balance of the net proceeds, $5,225,148, was retained by GoldTrust in interest-bearing cash deposits for working capital purposes.  The balance of the increase in net assets of  $85.5 million was primarily attributable to a 27.6% increase in the price of gold during the year.  The increase in net assets was nominally affected by the loss before the change in unrealized appreciation of holdings during the year.

The following table summarizes the changes in income and net income on a quarterly basis for the 2009 fiscal year (figures in millions other than per Unit figures):
	Quarter ended (in US$)				Year ended (in US$)
2009	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31

Income inclusive of the change in unrealized appreciation of holdings	$43.7	24.7	8.0	10.4	86.8

Net income inclusive of the change in unrealized appreciation of holdings	$43.3	24.4	7.7	10.1	85.5

Net income per Unit inclusive of the change in unrealized appreciation of holdings	$3.96	2.23	0.91	1.94	9.04

In fiscal 2008, net assets as reported in U.S. dollars increased by 10.1% or $12.7 million.  A large portion of this increase was attributable to the public offering completed on February 12, 2008 as described in Note 5 to the financial statements.  The Unit issue was completed at a premium to the net asset value per Unit at the time of pricing, such that there was no dilution of the interests of existing Unitholders.  Net proceeds from the issue were $9,992,623, of which $8,397,627 was used to purchase 9,060 fine ounces of gold bullion in physical bar form.  The balance of the net proceeds, $1,594,996, was retained by GoldTrust in interest-bearing cash deposits for working capital purposes.  The balance of the increase in net assets of  $2.7 million was primarily attributable to a 3.4% increase in the price of gold during the year.  The increase in net assets was nominally affected by the loss before the change in unrealized appreciation of holdings during the year.

The following table summarizes the changes in income and net income on a quarterly basis for the 2008 fiscal year (figures in millions other than per Unit figures):

	Quarter ended (in US$)				Year ended (in US$)
2008	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31

Income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	$(3.1)	(7.2)	(0.5)	14.4	3.6

Net income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	$(3.3)	(7.4)	(0.7)	14.1	2.8

Net income (loss) per Unit inclusive of the change in unrealized appreciation (depreciation) of holdings	$(0.77)	(1.72)	(0.17)	3.41	0.75

In fiscal 2007, net assets as reported in U.S. dollars increased by 58.7% or $46.6 million.  A portion of this increase was attributable to the public offering completed on April 5, 2007 as described in Note 5 to the financial statements.  The Unit issue was completed at a premium to the net asset value per Unit at the time of pricing, such that there was no dilution of the interests of existing Unitholders.  Net proceeds from the issue were $18,086,640,  of which $16,523,169 was used to purchase 24,787 fine ounces of gold bullion in physical bar form.  The balance of the net proceeds, $1,563,471, was retained by GoldTrust in interest-bearing cash deposits for working capital purposes.  The balance of the increase in net assets of  $28.5 million was primarily attributable to a 31.6% increase in the price of gold during the year.  The increase in net assets was nominally affected by the loss before the change in unrealized appreciation of holdings during the year.

The following table summarizes the changes in income and net income on a quarterly basis for the 2007 fiscal year (figures in millions other than per Unit figures):

	Quarter ended (in US$)				Year ended (in US$)
2007	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31

Income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	$13.8	13.7	(1.7)	3.2	29.1

Net income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	$13.7	13.6	(1.8)	3.1	28.5

Net income (loss) per Unit inclusive of the change in unrealized appreciation (depreciation) of holdings	$3.42	3.40	(0.46)	0.94	7.30

Results of Operations – Net Income

Central GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion.  Generally, GoldTrust seeks to maintain adequate cash reserves to enable it to pay the expenses of maintaining GoldTrust without having to sell gold holdings.  GoldTrust’s realized revenues are a nominal percentage of its net assets.  However, the CICA Accounting Guideline 18, requires GoldTrust to record the change in unrealized appreciation (depreciation) of holdings in income.  GoldTrust expects to generate some cash flow from its holdings of cash equivalents, and will only sell  portions of its gold holdings if necessary to replenish cash reserves and meet redemptions (if any).

GoldTrust does not anticipate the payment of regular distributions. In the event of any sales of gold that result in capital gains, as indicated in note 2(d) to the financial statements on page 6, distributions may be made.

Fiscal 2009 Compared to Fiscal 2008

Net income of $85,455,700 for the 2009 fiscal year was $82,705,391 higher than the 2008 net income of $2,750,309.  Virtually all of this increase was the change in unrealized appreciation of holdings.  Interest income was lower compared to the prior year due to the decline in bank interest rates.

The increase in net assets during the year had an impact on several expense categories.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets.  Similarly, safekeeping fees, stock exchange fees and some other expenses increased to reflect the increased dollar prices of gold bullion being held.

The total expenses of maintaining GoldTrust, expressed as a percentage of the average of the month-end net assets were significantly lowered to 0.38%  for fiscal 2009 compared with 0.63% in fiscal 2008.

Fiscal 2008 Compared to Fiscal 2007

Net income of $2,750,309 for the 2008 fiscal year was 90.3% lower than the 2007 net income of $28,481,389.  Though the price of gold increased during the year by 3.4%, it did so at a much lower rate than in 2007 (31.6% increase) resulting in a significantly lower change in unrealized appreciation of holdings. Interest income was lower compared to the prior year due to the decline in bank interest rates.

The increase in net assets during the year had an impact on several expense categories.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets.  Similarly, safekeeping fees, stock exchange fees and some other expenses increased to reflect the increased dollar prices of gold bullion being held.  Audit fees increased significantly due to the additional preparation and audit required to comply with United States Sarbanes-Oxley legislation requirements.

The total expenses of maintaining GoldTrust, expressed as a percentage of the average of the month-end net assets were 0.63%  for fiscal 2008 compared with 0.61% in fiscal 2007.

Forward-Looking and Market Risk Observations

GoldTrust is almost entirely invested in pure refined gold bullion in international bar form. Therefore, the principal factors affecting the price of its Units are factors which affect the price of gold, and are beyond GoldTrust’s control. However, GoldTrust believes that such factors have a lesser impact on the Units of GoldTrust than on the shares of gold producers, as gold producers have considerable inherent operational costs and other risks resulting in more volatile share prices of such producers. GoldTrust’s net assets are denominated in U.S. dollars. As at December 31, 2009, GoldTrust’s assets were made up of 98.4% gold bullion and 1.6% cash and interest-bearing deposits net of other working capital amounts.  GoldTrust does not engage in any leasing, lending or hedging activities involving these assets, so the net asset value of the Units will depend on, and typically fluctuate with, the price fluctuations of such assets.  Gold bullion is traded internationally and its market prices may be affected by a variety of unpredictable, international, economic, monetary and political considerations.  Macroeconomic considerations include: expectations of future rates of inflation; the strength or weakness of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and the relative value of other currencies; interest rates; and global or regional political or economic events, including banking crises.  Political factors, including market interventions and international conflicts, may also affect gold prices.

Price risk

It is possible to determine the impact that changes in the market price of gold will have on the net asset value per Unit both in U.S.$ and Cdn.$.  Assuming as a constant exchange rate the rate which existed on December 31, 2009 of $1.0466 Cdn. for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately $4.08 per Unit or Cdn. $4.27 per Unit.

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollar terms, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are priced in U.S. dollars.  Over 99% of GoldTrust’s net assets are denominated in U.S. dollars.  An increase or decrease in the value of the U.S. dollar relative to the Canadian dollar would change the net asset value per Unit as expressed in Canadian dollars in the same direction by approximately the same percentage change in the value of the U.S dollar.

The impact of a 5% strengthening or weakening of the Canadian dollar against the U.S. dollar applied to balances outstanding at December 31, 2009 would not have had any material impact on the net income for the period ended December 31, 2009, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust.  Credit risk is monitored on an ongoing basis and is managed by GoldTrust only dealing with issuers that are believed to be creditworthy.  As at December 31, 2009, other than short-term deposits, GoldTrust had no investment in fixed income securities.

Liquidity risk

Although the Administrator regards all of GoldTrust’s assets as highly liquid, liquidity risk might be regarded as the risk that GoldTrust will not be able to generate adequate cash resources to fulfill its payment obligations.  GoldTrust traditionally has maintained sufficient cash reserves to enable it to pay expenses.  Furthermore, over 98% of net assets are in the form of gold bullion which is readily tradeable in an active market and can be sold if necessary to fund those payments referred to above.

Liquidity and Capital Resources

All of GoldTrust’s assets are liquid.  GoldTrust holds small cash reserves that generate some interest income primarily to be applied to pay expenses.  At December 31, 2009, GoldTrust’s cash reserves, including cash equivalents, were $7,373,210.  The comparable figure at December 31, 2008 was $3,085,520.  The ability of GoldTrust to have sufficient cash to pay the expenses of maintaining GoldTrust and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should GoldTrust not have sufficient cash to meet its needs in the future, minor portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units.  Sales of gold could result in GoldTrust realizing either capital losses or gains.  During the fiscal year ended December 31, 2009, GoldTrust’s cash reserves increased by $4,287,690.  The primary sources and uses of cash were as follows:

Sources of Cash

The primary inflow of cash was the cash portion retained from the proceeds of the public offerings completed on January 14 and May 12, 2009 which totalled $227,864,793.  An additional $42,046 was interest income earned on short-term cash deposits.

Uses of Cash

The primary outflow of cash during the year involved the purchase of gold bullion with the proceeds from the public offerings referred to above.  GoldTrust paid $222,639,645 to purchase 246,236 fine ounces of gold during the year.

During fiscal 2009, total expenses were $1,300,108, of which $979,504 represents cash outflows during the year.  The difference of $320,604 reflects changes in accruals and the foreign currency exchange loss between the 2009 and 2008 year ends.

Related party information

Please refer to Note 6 commencing on page 9 of this Annual Report.

IFRS update

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Public companies and trusts will be required to provide IFRS comparative information for the previous fiscal year.  Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to GoldTrust’s reporting for the first quarter of the fiscal year to commence on January 1, 2011 and for which the current and comparative information will be prepared under IFRS.  The Trust has completed a preliminary review of the key elements within IFRS that may result in a change in accounting policies that will impact its’ financial statements and accompanying note disclosures.  The assessment plan being implemented by the Trust includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening balance sheet and financial statements that incorporate IFRS accounting standards and policies.   The major areas of focus identified by the assessment include first year implementation decisions; statement of cashflows; classification of redeemable trust units; income taxes and more extensive note disclosure requirements.  The assessment will address the impact on its accounting system and internal control required to report under IFRS beginning on the implementation date.  The Trust will continue with the assessment and implementation in preparation for its first annual filing under IFRS for the year ended December 31, 2011.

Other

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency.  Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of Gold- Trust.

GoldTrust is advised that U.S. investors investing in GoldTrust Units for taxable accounts should acquaint themselves with Passive Foreign Investment Company (PFIC) rules and Qualifying Election Forms (QEF’s) which may apply to their investment in GoldTrust Units.

This Report dated February 15, 2010, Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com and www.gold-trust.com.